Exhibit 99.2

Contact Information: Investors:
Weight Watchers International, Inc. Sarika Sahni Investor Relations	Brainerd Communicators, Inc. Corey Kinger (212) 986-6667
(212) 589-2751

FOR IMMEDIATE RELEASE

WEIGHT WATCHERS ANNOUNCES FOURTH QUARTER AND FULL YEAR 2011

RESULTS AND PROVIDES FULL YEAR 2012 GUIDANCE

NEW YORK, N.Y., February 14, 2012 – Weight Watchers International, Inc. (NYSE: WTW) today announced its fiscal 2011 results for the fourth quarter and full year and provided full year fiscal 2012 earnings guidance.

Fourth quarter 2011 highlights include:

•	Revenues of $401.3 million, up 12.5% versus the prior year period, with total paid weeks up 33.9% and operating income up 21.4%

•	North American meeting revenues of $178.2 million, up 8.4% versus the prior year period, with meeting paid weeks up 15.0%

•	Internet revenues of $100.0 million, up 60.2% versus the prior year period, with Online paid weeks up 67.0%

•	EPS of $0.86 for the quarter, and EPS of $4.11 for the full year, an increase of 60.5% versus the prior year

The Company also announced today that it plans to launch a “modified Dutch auction” tender offer next week for up to $720.0 million of its common stock with a price range between $72.00 and $83.00 per share and that it separately has agreed to purchase shares held by its controlling shareholder, Artal Holdings Sp. Z o.o., at the same price paid in the tender offer so that Artal’s percentage ownership interest in the Company after the tender offer and the share repurchase will be substantially equal to its current level. If the tender offer is fully subscribed, the Company will repurchase a total of approximately $1.5 billion of its common stock collectively through the tender offer and Artal repurchase. More information regarding the tender offer and the related Artal share repurchase are provided in a separate press release issued concurrently with this release.

“2011 was an important year for Weight Watchers as we began to see the benefits from multiple strategic initiatives,” commented David Kirchhoff, President and Chief Executive Officer of the Company. “This was also the year in which our WeightWatchers.com business began to fully hit its stride.”

“Looking at 2012, we are forecasting top line growth for the full year although the first quarter will be a tough comparable,” added Kirchhoff. “We are therefore providing a 2012 earnings guidance range of between $4.20 and $4.60 per fully diluted share.”

Kirchhoff also noted, “This guidance does not include the impact of the tender offer and the related share repurchase. Based on our current expectations regarding the terms of the related financing and assuming the midpoint of our guidance range and the tender offer is fully subscribed and successfully closed by the end of Q1 2012, these transactions would be highly accretive and we estimate would add approximately $0.45 to $0.60 per fully diluted share to our 2012 EPS excluding any one-time charges.”

Q4 2011 Consolidated Summary

	Net Income (in millions)			Fully Diluted EPS
	Three Months Ended			Three Months Ended
	December 31, 2011	January 1, 2011	% Change	December 31, 2011	January 1, 2011	% Change
Net Income / EPS	$63.7	$48.9	30.1%	$0.86	$0.66	30.3%

Adjustments
UK VAT Accrual Reversal	—	-1.3		—	-0.02

Adjusted Net Income / EPS	$63.7	$47.6	33.7%	$0.86	$0.64	34.4%

Note: Totals may not sum due to rounding.

See “Reconciliation of Non-GAAP Financial Measures” attached to this release for further detail on adjustments to GAAP financial measures.

Fourth quarter fiscal 2011 net income was $63.7 million versus $48.9 million in the prior year period. Earnings per fully diluted share (EPS) for Q4 2011 were $0.86 versus $0.66 in the prior year period. This increase was driven primarily by continued strong growth in our WeightWatchers.com business. In the fourth quarter of fiscal 2010, the Company benefitted from a reversal to revenue of an over-accrual of $2.0 million, or $0.02 per fully diluted share, related to the previously disclosed adverse UK VAT ruling.

Q4 2011 Global Results

(in millions except percentages)	Three Months Ended		% Change	% Change Adjusted for
	December 31, 2011	January 1, 2011		Constant Currency
Revenues	$401.3	$356.7	12.5%	12.5%

Operating Income	$117.0	$96.3	21.4%	21.6%

Adjustments
UK VAT Accrual Reversal	—	-2.0

Adjusted Operating Income	$117.0	$94.3	24.1%	24.2%

Total Paid Weeks	46.3	34.6	33.9%	N/A
Meeting Paid Weeks	23.7	21.0	12.6%	N/A
Online Paid Weeks	22.6	13.6	67.0%	N/A
Attendance	11.4	10.8	5.4%	N/A

Note: Totals may not sum due to rounding.

See “Reconciliation of Non-GAAP Financial Measures” attached to this release for further detail on adjustments to GAAP financial measures.

Fourth quarter 2011 revenues increased 12.5% on a constant currency basis versus the prior year period, benefitting from growth in both the WeightWatchers.com business globally and meeting fees in North America and the United Kingdom. This growth was partially offset by relatively lower in-meeting product sales resulting from cycling against abnormally strong sales of enrollment products in connection with the launch of the PointsPlus® and ProPoints® program innovations in November 2010 and softness in our Continental European meetings business.

Q4 2011 total paid weeks were up 33.9% as compared to the prior year period. Meeting paid weeks and Online paid weeks increased 12.6% and 67.0%, respectively, versus the prior year period. Q4 2011 operating income increased 24.2% on a constant currency basis versus the prior year period after adjustment for the UK VAT accrual reversal. Operating income growth exceeded revenue growth primarily as a result of stronger gross margin versus the prior year period from continued growth in the higher-margin WeightWatchers.com business.

Q4 2011 NACO Performance

(in millions except percentages)	Three Months Ended		% Change	% Change Adjusted for
	December 31, 2011	January 1, 2011		Constant Currency
Meeting Revenues	$178.2	$164.3	8.4%	8.5%

Meeting Paid Weeks	15.9	13.8	15.0%	N/A
Attendance	7.2	6.9	5.5%	N/A

See “Reconciliation of Non-GAAP Financial Measures” attached to this release for further detail on adjustments to GAAP financial measures.

Fourth quarter 2011 meeting revenues for the North American meetings business (NACO) were up 8.5% on a constant currency basis versus the prior year period. Despite the very successful launch of the PointsPlus program innovation in November 2010, Q4 2011 meeting paid weeks and attendance increased 15.0% and 5.5%, respectively, versus the prior year period. Growth in meeting fees was partially offset by a decline in in-meeting product sales as compared to the prior year period, which benefitted from very strong sales in connection with the new program launch.

Q4 2011 International Performance

(in millions except percentages)	Three Months Ended		% Change	% Change Adjusted for
	December 31, 2011	January 1, 2011		Constant Currency
International Meeting Revenues	$87.1	$92.4	(5.7%)	(5.7%)
Adjustments
UK VAT Accrual Reversal	—	-2.0

Adjusted International Meeting Revenues	$87.1	$90.3	(3.6%)	(3.6%)

UK Meeting Revenues	$35.0	$38.4	(8.9%)	(8.4%)
Adjustments
UK VAT Accrual Reversal	—	-2.0

Adjusted UK Meeting Revenues	$35.0	$36.4	(3.8%)	(3.3%)

CE Meeting Revenues	$38.4	$40.4	(5.1%)	(4.9%)

International Meeting Paid Weeks	7.8	7.2	8.0%	N/A
UK Meeting Paid Weeks	4.2	3.6	17.1%	N/A
CE Meeting Paid Weeks	2.7	2.9	(4.9%)	N/A

International Attendance	4.2	4.0	5.2%	N/A
UK Attendance	2.2	1.9	13.0%	N/A
CE Attendance	1.5	1.6	(4.3%)	N/A

Note: Totals may not sum due to rounding.

See “Reconciliation of Non-GAAP Financial Measures” attached to this release for further detail on adjustments to GAAP financial measures.

Fourth quarter 2011 International meeting revenues were down 3.6% on a constant currency basis versus the prior year period after adjustment for the UK VAT accrual reversal. Higher meeting fees were more than offset by lower in-meeting product sales as the prior year period benefitted from very strong sales in connection with program innovation launches.

•

UK: Fourth quarter 2011 UK meeting revenues decreased 3.3% on a constant currency basis versus the prior year period after adjustment for the UK VAT accrual reversal. Higher meeting fees were more than offset by lower in-meeting product sales as the prior year quarter benefited from very strong sales in connection with the launch of the ProPoints program innovation in November 2010.

•

CE: Fourth quarter 2011 CE meeting revenues were down 4.9% on a constant currency basis versus the prior year period driven primarily by a decline in in-meeting product sales and a lower membership base at the beginning of Q4 2011.

Q4 2011 WeightWatchers.com Performance

(in millions except percentages and as noted)	Three Months Ended		% Change	% Change Adjusted for
	December 31, 2011	January 1, 2011		Constant Currency
Internet Revenues	$100.0	$62.4	60.2%	60.3%

Online Paid Weeks	22.6	13.6	67.0%	N/A
End of Period Active Online Subscribers (in thousands)	1,585.9	1,053.9	50.5%	N/A

See “Reconciliation of Non-GAAP Financial Measures” attached to this release for further detail on adjustments to GAAP financial measures.

The WeightWatchers.com business continued to deliver strong growth in the fourth quarter of 2011, with Internet revenues up 60.3% on a constant currency basis versus the prior year period. Online paid weeks were up 67.0%, and end of period active Online subscribers were up 50.5%, versus Q4 2010. Performance was strong across all markets and was particularly notable as the WeightWatchers.com business delivered revenue and paid weeks year-over-year growth of 31.1% and 33.2%, respectively, in Q4 2010 versus Q4 2009.

Full Year 2011 Consolidated Summary

	Net Income (in millions)			Fully Diluted EPS
	Twelve Months Ended			Twelve Months Ended
	December 31, 2011	January 1, 2011	% Change	December 31, 2011	January 1, 2011	% Change
Net Income / EPS	$304.9	$194.2	57.0%	$4.11	$2.56	60.5%
Adjustments
UK VAT Accrual Reversal	—	-1.3		—	-0.02

Adjusted Net Income / EPS	$304.9	$192.9	58.0%	$4.11	$2.54	61.8%

Note: Totals may not sum due to rounding.

See “Reconciliation of Non-GAAP Financial Measures” attached to this release for further detail on adjustments to GAAP financial measures.

Full year 2011 net income was $304.9 million versus $194.2 million in the prior year. EPS for the full year 2011 was $4.11 versus $2.56 in the prior year. This growth was driven by strong performance in the meetings and WeightWatchers.com businesses as a result of the combined effect of new program launches and effective marketing. Included in the full year 2010 results was a $0.05 charge per fully diluted share associated with a previously disclosed legal settlement in Q3 2010.

Full Year 2011 Global Results

(in millions except percentages)	Twelve Months Ended		% Change	% Change Adjusted for
	December 31, 2011	January 1, 2011		Constant Currency
Revenues	$1,819.2	$1,452.0	25.3%	22.8%

Operating Income	$546.3	$390.3	40.0%	37.8%
Adjustments
UK VAT Accrual Reversal	—	-2.0

Adjusted Operating Income	$546.3	$388.3	40.7%	38.5%

Total Paid Weeks	193.9	140.4	38.1%	N/A
Meeting Paid Weeks	104.8	87.9	19.2%	N/A
Online Paid Weeks	89.1	52.5	69.7%	N/A

Attendance	57.0	51.0	11.9%	N/A

Note: Totals may not sum due to rounding.

See “Reconciliation of Non-GAAP Financial Measures” attached to this release for further detail on adjustments to GAAP financial measures.

Full year 2011 revenues increased 22.8% on a constant currency basis versus the prior year, driven primarily by robust growth in the meetings businesses in North America and the United Kingdom as well as in the WeightWatchers.com business. This strong performance was partially offset by weak performance in the Continental European meetings business.

Full year 2011 total paid weeks were up 38.1% as compared to the prior year. Meeting paid weeks and attendance increased 19.2% and 11.9%, respectively, versus the prior year. Online paid weeks increased 69.7% versus the prior year.

Operating income for the full year 2011 increased 37.8% on a constant currency basis versus the prior year. Operating income growth versus the prior year exceeded revenue growth primarily as a result of stronger gross margin versus the prior year due to growth in the higher-margin WeightWatchers.com business and greater operating efficiency from higher attendance per meeting.

Full Year Fiscal 2012 Earnings Guidance

The Company provided full year 2012 earnings guidance of between $4.20 and $4.60 per fully diluted share, excluding the expected impact of the tender offer and related share repurchase.

Fourth Quarter and Full Year 2011 Conference Call

The Company has scheduled a conference call today at 5:00 p.m. ET. During the conference call, David Kirchhoff, President and Chief Executive Officer of the Company, and Ann Sardini, Chief Financial Officer of the Company, will discuss fourth quarter and full year 2011 results and answer questions from the investment community. Live audio of the conference call will be simultaneously webcast over the Internet on the Company’s corporate website, www.weightwatchersinternational.com. A replay of the webcast will be available on this site for approximately 90 days.

Statement regarding Non-GAAP Financial Measures

The following provides information regarding non-GAAP financial measures used in this earnings release:

To supplement the Company’s consolidated results presented in accordance with accounting principles generally accepted in the United States (GAAP), the Company has disclosed non-GAAP financial measures of operating results that exclude or adjust certain items. Net income, operating income, International meeting revenues, UK meeting revenues and earnings per fully diluted share are discussed in this release both as reported (on a GAAP basis) and as adjusted (on a non-GAAP basis), with respect to the fourth quarter and full year of fiscal 2010, as applicable, to exclude the benefit of an accrual reversal related to charges taken in a prior year with respect to the Company’s previously reported adverse UK VAT ruling. In addition, the Company presents certain of its financial results on a constant currency basis in addition to GAAP results. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. In this release and any attachments, the Company calculates constant currency by calculating current-year results using prior-year foreign currency exchange rates.

Management believes these non-GAAP financial measures provide useful supplemental information for its and investors’ evaluation of the Company’s business performance and are useful for period-over-period comparisons of the performance of the Company’s business. While management believes that these financial measures are useful in evaluating the Company’s business, this information should be considered as supplemental in nature and should not be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similarly entitled measures reported by other companies. See “Reconciliation of Non-GAAP Financial Measures” attached to this release for a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures.

About Weight Watchers International, Inc.

Weight Watchers International, Inc. is the world’s leading provider of weight management services, operating globally through a network of Company-owned and franchise operations. Weight Watchers holds over 45,000 meetings each week where members receive group support and learn about healthy eating patterns, behavior modification and physical activity. WeightWatchers.com provides innovative, subscription weight management products over the Internet and is the leading Internet-based weight management provider in the world. In addition, Weight Watchers offers a wide range of products, publications and programs for those interested in weight loss and weight control.

This news release and any attachments include “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, earnings guidance and any statements about the Company’s plans, strategies, prospects and “modified Dutch auction” tender offer and related share repurchase. The Company generally uses the words “may,” “will,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend” and similar expressions in this news release and any attachments to identify forward-looking statements. The Company bases these forward-looking statements on its current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: competition from other weight management industry participants or the development of more effective or more favorably perceived weight management methods; the Company’s ability to continue to develop innovative new services and products and enhance its existing services and products, or the failure of its services and products to continue to appeal to the market; the effectiveness of the Company’s marketing and advertising programs; the success of the tender offer and related share repurchase; the Company’s ability to arrange financing sufficient to fund the tender offer and related share repurchase and the terms on which such financing is raised; the impact on the Weight Watchers brand of actions taken by the Company’s franchisees and licensees; risks and uncertainties associated with the Company’s international operations, including economic, political and social risks and foreign currency risks; the Company’s ability to successfully make acquisitions or enter into joint ventures, including its ability to successfully integrate, operate or realize the projected benefits of such businesses; uncertainties related to a downturn in general economic conditions or consumer confidence; the seasonal nature of the Company’s business; the impact of events that discourage people from gathering with others; the Company’s ability to enforce its intellectual property rights both domestically and internationally, as well as the impact of its involvement in any claims related to intellectual property rights; uncertainties regarding the satisfactory operation of the Company’s information technology or systems; the impact of security breaches or privacy concerns; the impact of disputes with the Company’s franchise operators; the impact of existing and future laws and regulations; the impact of the Company’s debt service obligations and restrictive debt covenants; the possibility that the interests of the Company’s majority owner will conflict with the other holders of the Company’s common stock; and other risks and uncertainties, including those detailed from time to time in the Company’s periodic reports filed with the Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed herein, could cause the Company’s results to differ materially from those expressed or suggested in any forward-looking statement. Except as required by law, the Company does not undertake any obligation to update or revise these forward-looking statements to reflect new information or events or circumstances that occur after the date of this news release or to reflect the occurrence of unanticipated events or otherwise. Readers are advised to review the Company’s filings with the Securities and Exchange Commission (which are available from the SEC’s EDGAR database at www.sec.gov, at various SEC reference facilities in the United States and via the Company’s website at www.weightwatchersinternational.com).

# # #